SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 30, 2006

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 30, 2006

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365 TSX-V: RVI
Fax 604 68-∙8092 OTCBB: RKWGF
Toll Free 1 800 667-2114
www.rockwellventures.com

ROCKWELL TO ACQUIRE AFRICAN ALLUVIAL DIAMOND OPERATIONS & PROPERTIES

June 30, 2006, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") announces that it has entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in Southern Africa:
-         Holpan/Klipdam Property in South Africa
-         Wouterspan Property in South Africa
-         Kwango River Project in the Democratic Republic of Congo
-         Galputs Mineral Project in South Africa

Pursuant to the Agreement-in-Principle, Rockwell will acquire (the "Acquisition") all of the shares and loans in Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors") for the consideration set forth below, payable in common shares of the Company ("Common Shares") related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described in the Acquisition Details below. Closing of the Acquisition is expected to occur on or before October 31, 2006 (the "Closing Date"). On completion of the Acquisition, and subject to obtaining necessary regulatory approvals, the Company intends to obtain a secondary listing of its share capital on the JSE Limited in South Africa ("The JSE Inward Listing").

Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, all situated in Southern Africa.

Technical details:

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa, and consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares. It is situated adjacent to the Leicester hard rock diamond mine from which exceptionally large diamonds have been recovered, and within an area of significant alluvial diamond operations.
-         The property hosts an extensive alluvial diamond deposit.
-         Alluvial operations are currently underway, using a large fleet of new equipment. Approximately 159,000 cubic metres (m3) of gravel is moved per month, the majority of which is treated using a highly efficient, closed system Bateman DMS (Dense Media Separation) Plant commissioned in 2005 to extract diamonds.
-         An estimated inferred resource of 12,000,000 m3 of diamondiferous gravel with a grade of 1.16 carats/100 m3 and a mean value of US$848 per carat (as assessed from production records) has been identified on the property. RH De Decker, Pr. Sci. Nat., is the Qualified Person responsible for the resource estimate.

The Wouterspan Property, is located near Douglas, South Africa, and comprises portions of the Lanyon Vale 376 farm that total 969.4 hectares. Currently operations are taking place on two portions of the property called Farhom and Okapi farms. The property is situated adjacent to the Saxendrift alluvial operation and downstream from the alluvial deposits of the Whitewaters farm. Drilling and trial mining indicate that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units.
-         Diamonds of exceptional value have been recovered from this property, including the recent discovery of a 157 carat stone that sold for approximately US$5.7 million at official tender.
-         A drilling program, conducted in 2005 by VWDG at Wouterspan, identified 4,481,000 m3 of Rooikoppie Gravel and 43,259,000 m3 of Primary Gravel. In trial mining operations, 2,868 carats of diamonds have been recovered from 514,000 m3 of Primary and 24,000 m3 of Rooikoppie gravel.

The Kwango River Project in the Democratic Republic of Congo encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces. The river deposits are currently being mined using small dredges, and the river bank and terraces are being mined by small scale excavations. The Government Valuator in Kinshasa has valued parcels of diamonds from recent small scale mining on the property in the range of US$85 to US$110 per carat. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples.

The Galputs Project, Namaqualand, in the Northern Cape Province, South Africa, is comprised of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. Durnpike conducts contract mining operations at The Galputs Project.

Ownership Details:

The Holpan/Klipdam property and the Wouterspan property in the Northern Cape Province, South Africa ("SA") , are indirectly owned by the H.C. Van Wyk Diamante Trust ("Van Wyk Trust"), a business trust registered in SA. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd ("HCVW"), a private SA company (the remaining 1% owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited ("Klipdam"), an unlisted SA public company (the remaining 1% owned by the Van Wyk Trust nominees) . HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies ("VWDG"). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns, and also conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.

Durnpike will complete the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam ("The Acquisition Interest") prior to July 7, 2006. To acquire the Acquisition Interest, Durnpike will pay the Van Wyk Trust ZAR50 million (US$6.8 million) on closing and ZAR30 million (US$ 4.1 million) on the one-year anniversary of the closing. Durnpike has an option to increase its shareholding in HCVW to a 51% control interest, upon obtaining necessary regulatory and corporate approvals, by subscribing for additional shares in HCVW in an amount of ZAR1 million (US$0.14 million) and obtaining the requisite corporate approvals for the introduction of a ZAR24 million (US$3.3 million) working capital loan into VWDG.

Rockwell will also enter into an Exchange agreement with the Van Wyk Trust in terms by which it will be granted a call option, and grant a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange shall become effective upon Rockwell having completed The JSE Inward Listing. It is expected that a Black Economic Empowerment company will acquire a 26% interest in VWDG.

The Kwango River Project in the Democratic Republic of Congo comprising approximately 109 square km within Exploitation Permit Number 331 ("PPE331") held by Midamines SPRL ("Midamines"), a Democratic Republic of Congo company. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Galputs Project, Namaqualand, in the Northern Cape Province, South Africa, is indirectly owned by Virgilia Investments Inc ("Virgilia"), a British Virgin Islands corporation. Virgilia's wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private SA company, holds mining rights to the The Galputs Project. Durnpike conducts contract mining operations at The Galputs Project. Rockwell will acquire, for nominal consideration, all of the outstanding shares of Virgilia from Marla Trust and make a payment as set out in (c) below.

Acquisition Details:

The Agreement-in-Principle is subject to provisions relating to due diligence, confidentiality, costs, public disclosure and the execution of a definitive agreement. The Acquisition is subject to certain conditions precedent, including completion of Durnpike's acquisition of certain of the diamond properties and regulatory approvals.
Pursuant to the proposed Acquisition, Rockwell will:

(a) acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million (US$4.6 million), payable in Common Shares on the earlier of (i) the date of The JSE Inward Listing; and (ii) within 9 months from signature of the Agreement-in-Principle, and thereby acquire Durnpike's interests in the Holpan/Klipdam Operation, the Wouterspan Operation, the Kwango River Project and The Galputs Project;

(b) spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31 , 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, Rockwell must (i) pay to the Vendors an amount equal to 60% of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected in Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

(c) acquire Galputs Minerale (through a purchase of Virgilia) for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of The JSE Inward Listing and (ii) within 9 months from signature of the Agreement-in-Principle. In the event that Rockwell has not acquired Virgilia by the Closing Date, it will pay the Vendors ZAR5.8 million (US$0.8 million) on the Closing Date in Common Shares and a further ZAR3.2 million (US$0.43 million) in Common Shares at the time of the transfer of the Virgilia shares to Rockwell in due course.

All Common Shares, other than the Common Shares issued to extend the feasibility study deadline, issued to the Vendors pursuant to the Acquisition will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified obligations.

If agreements or conditions relating to the acquisition of one of the interests and/or rights in a mineral property are not finalized prior to the Closing Date, Rockwell may elect to proceed with the Acquisition by excluding such affected property.

Rockwell's South African subsidiary, Rockwell Resources RSA (Pty) Ltd. ("Rockwell RSA"), has entered into a loan agreement with Durnpike, the terms of which Rockwell RSA will advance sufficient funds to Durnpike to enable it to meet its obligations to the Van Wyk Trust as described above.

Following the Closing Date, the Company shall cause three of the Vendors to be appointed to its Board of Directors.

In connection with the Acquisition, Rockwell has agreed to pay The Jester Investment Trust, a SA trust, a finder's fee, the amount and terms of which are subject to the approval of the Exchange.

RH De Decker, Pr. Sci. Nat., an independent Qualified Person as defined by National Instrument 43-101, has reviewed the contents of this release. He is the author of technical reports on the Holpan/Klipdam, Wouterspan, Kwango River and Galputs Minerale properties which will be filed on www.sedar.com within 45 days.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.